February 24, 2020

Mr. Christopher Bellacicco

Disclosure Review and Accounting Office

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:

Collaborative Investment Series Trust, File Nos. 811-23306 and 333-221072

Dear Mr. Bellacicco:

On December 13, 2019, the Collaborative Investment Series Trust (the “Trust” or the “Registrant”), on behalf of its series, TFA Quantitative Fund and TFA Multidimensional Tactical Fund (each a “Fund” and collectively, the “Funds”) filed post-effective amendment No. 33 the Trust’s registration statement. The amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended to add two new series to the Trust. On January 28, 2020, you provided comments by phone to Brian Doyle-Wenger. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the prospectus and statement of additional information.

TFA Quantitative Fund

Fee Table

1.

Comment. Please provide a completed fee table with any corresponding footnotes.

Response.  The Registrant notes that the fee table is provided below:

Shareholder Fees	Class A	Class I
Maximum Sales Charge (Load) Imposed on Purchases	None	None
Maximum Deferred Sales Charge (Load)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Other Distributions	None	None
Redemption Fee	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.30%	1.30%
Distribution and/or Service (12b-1) Fees	0.25%	0.00%
Other Expenses (1)	0.40%	0.40%

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Acquired Fund Fees and Expenses (2)	0.20%	0.20%
Total Annual Fund Operating Expenses	2.15%	1.90%

(1) Other Expenses are estimated for the Fund’s current fiscal year.

(2) Acquired Fund Fees and Expenses, which are estimated for the Fund’s current fiscal year, are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund's financial highlights because the financial   statements include only the direct operating expenses incurred by the Fund.

Principal Investment Strategies

2.

Comment. Please consider clarifying the disclosure “The Adviser will, under normal conditions, invest in …” to state the underlying funds include mutual funds and exchange traded funds. Please provide plain-English definition for an inverse fund.

Response. The Registrant has revised the disclosure as follows (underlined text is added):

The Adviser will, under normal conditions, invest the Fund’s assets in leveraged and unleveraged registered investment funds which include mutual funds and exchange traded funds (the “Underlying Funds”) which seek to provide investment returns that match on a daily or monthly basis either (1) 100% exposure to the NASDAQ 100 Index, (2) up to 150%  exposure to the S&P 500 Index or (3) up to 100% exposure to an inverse S&P 500 index based on the outputs of the Sub-Adviser’s proprietary investment model. The Fund may invest in inverse funds, which are funds that are designed to provide returns that are the inverse, or opposite of a specific benchmark or index.

3.

Comment. Please confirm whether the Fund will engage in short sales. If applicable, please confirm that the other expenses line item of the fee table contains expenses for stocks sold short.

Response. The Registrant confirms that the Fund will not engage in short sales as a principal investment strategy.

4.

Comment. Please consider adding the corresponding risk disclosure for the Fund’s investments in fixed income securities.

Response. The Registrant has added the following risk disclosure:

Fixed Income Securities Risk. When the Fund invests in fixed income securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed income securities owned by the Fund. In general, the market price of fixed income securities with longer

February 24, 2020

maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default), extension risk (an issuer may exercise its right to repay principal on a fixed rate obligation held by the Fund later than expected), and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment by the Fund, possibly causing the Fund's share price and total return to be reduced and fluctuate more than other types of investments.

5.

Comment. The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, Director of the Division of Investment Management, please re-order the Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure.”

Response.  The current order of the risks in the prospectus reflects the Registrant’s reasonable subjective determination of the importance of such risks.  The Registrant notes that following from ADI 2019-08:

The staff recognizes that ordering risks based on importance requires subjective determinations. For example, funds may reasonably consider different factors in determining which risks are most important or weigh factors differently. The relative importance of a risk can change with market conditions or with changes to a fund’s investments. The staff believes that funds are best positioned to make these judgments of relative importance, and we would not generally expect to comment on a fund’s ordering of risks by importance.

The Registrant believes the risk disclosures are reasonably ordered and respectfully declines to make the requested change.

6.

Comment.  Please revise the inverse fund risk to state that inverse funds do not provide the return of the target index over the life of the Fund.

Response. The following disclosure has been revised (added text is underlined):

Inverse Fund Risk. Investments in inverse funds will prevent the Fund from participating in market-wide or sector-wide gains and may not prove to be an effective hedge. During periods of increased volatility,

February 24, 2020

inverse funds may not perform in the manner they are designed. Inverse funds do not provide the return of the target index over the life of the Fund.

7.

Comment. Please disclose the minimum initial amount and minimum subsequent amount for purchases of the Fund’s share per item 6(a) of Form N-1A.

Response.  The Registrant has added the following disclosure:

The minimum initial investment in either share class is $250 with a minimum subsequent amount of $250 in any either share class.

TFA Multidimensional Tactical Fund

Fee Table

8.

Comment.  Please provide a completed fee table with any corresponding footnotes.

Response.  Please see the revised fee table below:

Shareholder Fees	Class A	Class I
Maximum Sales Charge (Load) Imposed on Purchases	None	None
Maximum Deferred Sales Charge (Load)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Other Distributions	None	None
Redemption Fee	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.30%	1.30%
Distribution and/or Service (12b-1) Fees	0.25%	0.00%
Other Expenses (1)	0.40%	0.40%
Acquired Fund Fees and Expenses (2)	0.20%	0.20%
Total Annual Fund Operating Expenses	2.15%	1.90%

(1) Other Expenses are estimated for the Fund’s current fiscal year.

(2) Acquired Fund Fees and Expenses, which are estimated for the Fund’s current fiscal year, are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund's financial highlights because the financial   statements include only the direct operating expenses incurred by the Fund.

February 24, 2020

Principal Investment Strategies

9.

Comment. Please revise the disclosure “The Sub-Adviser will adjust the Fund’s holdings based on the daily output of its quantitative model which analyzes multiple variables …” by providing a description of the multiple variables that the Sub-Adviser’s model utilizes.

Response. The Registrant has revised the following disclosure (added text is underlined):

The Sub-Adviser will adjust the Fund’s holdings based on the daily output of its quantitative model which analyzes multiple variables, such as price and risk factors, over four different lookback periods.

Purchase and Sale of Fund Shares

10.

Comment.  Please disclose the minimum initial amount and minimum subsequent amount for purchases of the Fund’s share per item 6(a) of Form N-1A.

Response.  The Registrant has added the following disclosure:

The minimum initial investment in either share class is $250 with a minimum subsequent amount of $250 in any either share class.

Additional Information About Principal Investment Strategies and Related Risks

11.

Comment. Please disclose whether the Fund’s investment objective can be changed without shareholder approval.

Response.  The following disclosure has been added:

Each Fund may change its investment objectives without shareholder approval, although it has no current intention to do so. Shareholders will be provided with at least 60 days’ prior written notice of any change to a Fund’s investment objectives.

12.

Comment.  Please consider identifying which risks correspond to each Fund.

Response. The Registrant has added the following chart:

February 24, 2020

Risks	TFA Quantitative Fund	TFA Multidimensional Tactical Fund
Equity Risk	X	X
Exchange Trade Funds Risk	X	X
Fixed Income Securities Risk	X	X
Floating Rate Risk		X
High Yield Bonds Risk		X
Inverse Funds Risk	X	X
Large Capitalization Risk	X	X
Leverage Risk	X	X
Management Risk	X	X
Model Risk	X	X
Portfolio Turnover Risk	X	X
Underlying Fund Risk	X
Small and Medium Capitalization Stock Risk	X	X

Investment Adviser

13.

Comment.  Please revise the recoupment disclosure to clarify that recoupment may occur if such recoupment can be achieved within the lessor of the foregoing expense limit or the expense limits in place at the time of recoupment.

Response.  The disclosure has been revised as follows (added text is underlined)

Fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits or the expense limits in place at the time of recoupment.

15.

Comment.  Please provide the name and address of each sub-adviser and describe each sub-adviser’s experience as a sub-adviser and the advisory services that it provides to a Fund. Please include a statement that notes the basis for the board’s approval of any advisory agreement will be available in a Fund’s annual or semi-annual report to shareholders. Further, please consider including a discussion of the Adviser’s multi-manager order.

Response.  The Registrant has added the following disclosure:

February 24, 2020

Sub-Advisers

Potomac Advisors, Inc., located at 7215 Teal Creek Glen, Lakewood Ranch, FL 34202 is a Florida corporation which provides investment services to the Fund and other separately managed accounts and has approximately $21,087,742 in assets under management as of December 31, 2019.

Preston Wealth Advisors, LLC, located at 1886 Metro Center, Drive, Suite 620, Reston, VA 20190, is a Virginia limited liability company which provides investment services to the TFA Multidimensional Tactical Fund and other separately managed accounts and has approximately $145,664,737 in assets under management as of December 31, 2019.

A discussion regarding the Board’s approval of the advisory and sub-advisory agreements will be available in the Fund’s semi-annual report for the period ending June 30, 2020.

Exemptive Order: The Adviser, on behalf of itself and on behalf of the Funds, has obtained an order from the SEC that allows the Adviser to hire a sub-adviser or sub-advisers without shareholder approval (the “Order”). However, if the Adviser hires a sub-adviser that is to be paid directly by a Fund rather than by the Adviser out of its compensation, shareholder approval will be required.

16.

Comment.  Please include the disclosure required by Item 11(c)(8) of Form N-1A.

Response.  The following disclosure has been added:

Redemptions in Kind:  Each Fund reserves the right to honor requests for redemption or repurchase orders by making payment in whole or in part in readily marketable securities (“redemption in kind”) if the amount is greater than the lesser of $250,000 or 1% of a Fund’s assets.  The securities will be chosen by a Fund and valued under a Fund’s net asset value procedures.  To the extent feasible, redemptions in kind will be paid with a pro rata allocation of a Fund’s portfolio.  A shareholder will be exposed to market

February 24, 2020

risk until these securities are converted to cash and may incur transaction expenses in converting these securities to cash.

17.

Comment.  Please revise the Funds’ disclosures under the heading “Dividends, Other Distributions, and Taxes” to correspond with a mutual fund.

Response.   The disclosure has been revised as follows (added text is underlined and deleted text is struck):

Any sale or exchange of a Fund’s shares may generate tax liability (unless you are a tax-exempt investor or your investment is in a qualified retirement account).  When you redeem your shares you may realize a taxable gain or loss.  This is measured by the difference between the proceeds of the sale and the tax basis for the shares you sold.  (To aid in computing your tax basis, you generally should retain your account statements for the period that you hold shares in a Fund.)

Each Fund intends to distribute substantially all of their net investment income and net capital gains annually.  Both distributions will be reinvested in shares of a Fund unless you elect to receive cash.  Dividends from net investment income (including any excess of net short-term capital gain over net long-term capital loss) are taxable to investors as ordinary income, while distributions of net capital gain (the excess of net long-term capital gain over net short-term capital loss) are generally taxable as long-term capital gain, regardless of your holding period for the shares.  Any dividends or capital gain distributions you receive from a Fund will normally be taxable to you when made, regardless of whether you reinvest dividends or capital gain distributions or receive them in cash.  Certain dividends or distributions declared in October, November or December will be taxed to shareholders as if received in December if they are paid during the following January.  Each year each Fund will inform you of the amount and type of your distributions.  IRAs and other qualified retirement plans are exempt from federal income taxation until retirement proceeds are paid out to the participant.

Your redemptions, including exchanges, may result in a capital gain or loss for federal tax purposes.  A capital gain or loss on your

February 24, 2020

investment is the difference between the cost of your shares, including any sales charges, and the amount you receive when you sell them.

~~Unlike interests in conventional mutual funds, which typically are bought and sold from and to a fund only at closing NAVs, each Fund’s Shares are traded throughout the day in the secondary market on a national securities exchange on an intra-day basis and are created and redeemed in-kind and/or for cash in Creation Units at each day’s next calculated NAV. In-kind arrangements are designed to protect ongoing shareholders from the adverse effects on a Fund’s portfolio that could arise from frequent cash redemption transactions. In a conventional mutual fund, redemptions can have an adverse tax impact on taxable shareholders if the mutual fund needs to sell portfolio securities to obtain cash to meet net fund redemptions. These sales may generate taxable gains for the ongoing shareholders of the mutual fund, whereas the Shares’ in-kind redemption mechanism generally will not lead to a tax event for the Fund or its ongoing shareholders.~~

~~Ordinarily, dividends from net investment income, if any, are declared and paid annually by the Fund. The Fund distributes its net realized capital gains, if any, to shareholders annually.~~

~~Distributions in cash may be reinvested automatically in additional whole Shares only if the broker through whom you purchased Shares makes such option available.~~

Statement of Additional Information

18.

Comment.  Please consider adding a separate heading for “Officers and Interested Trustees”

Response.  The Registrant has made the requested revision.

19.

Comment. Please revise the beneficial ownership table.

Response.  The Registrant has made the requested revision.

20.

Comment.  Please revise the following disclosure “The following table describes the compensation estimated to be paid to the Trustees for the Trust’s initial fiscal year” to reflect the Funds’ initial fiscal year rather than the Trust.

Response. The disclosure has been revised as follows (added text is underlined and deleted text is struck):

February 24, 2020

The following table describes the compensation estimated to be paid to the Trustees for the Funds’ ~~Trust’s~~ initial fiscal year.

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If you have any questions or additional comments, please call the undersigned at (614) 469-3294 or the Andrew Davalla at (614) 469-3353.

Sincerely,

/s/ Brian Doyle-Wenger
Brian Doyle-Wenger